JCDecaux

02060539

02 DEC 16 AM 9:23

82-34631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

December 10, 2002

File 82-5247
Issuer : JCDecaux SA
Country : France

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consists in :

- its Revenues for the first nine months of 2002 that JCDecaux SA is required to make public pursuant to French regulations,
- press release of December 5, 2002 about the street furniture contracts for the cities of Naples (Italy), Leicester (UK), and Cordoba (Spain).

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

dlw 12/18

FILE 82-5247

JCDecaux SA

Société anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 euros
Siège social : 17, rue Soyer - 92200 - NEUILLY S/SEINE (France)
307 570 747 - RCS NANTERRE

(en millions d'euros)

	JCDecaux SA- Comptes consolidés *(consolidated accounts)*								Variances *(variations)*			
	2002											
	1er Trimestre (au 31/03/02)	2ème Trimestre (au 30/06/02)	3ème Trimestre (au 30/09/02)	9 mois (Cumul au 30/09/02)	1er Trimestre (au 31/03/01)	2ème Trimestre (au 30/06/01)	3ème Trimestre (au 30/09/01)	9 mois (Cumul au 30/09/01)	1er Trimestre 2002/2001	2ème Trimestre 2002/2001	3ème Trimestre 2002/2001	9 mois 2002/2001
	1st quater at 03/31/02	*2nd quater at 06/30/02*	*3rd quater at 09/30/02*	*9 months (agreggate at 09/30/02)*	*1st quater at 03/31/02*	*2nd quater at 06/30/02*	*3rd quater at 09/30/02*	*9 months (agreggate at 09/30/02)*	*1st quater 2002 vs 2001*	*2nd quater 2002 vs 2001*	*3rd quater 2002 vs 2001*	*9 months 2002/2001*
Mobilier Urbain	198,8	218,4	182,7	599,9	188,1	209,4	177,7	575,2	5,7%	4,3%	2,8%	4,3%
(street furniture)												
Affichage *(billboard)*	93,2	125,0	104,6	322,8	81,3	117,8	98,9	298,0	14,6%	6,1%	5,7%	8,3%
Transport	66,6	77,9	70,0	214,5	73,1	85,4	83,8	242,3	-8,9%	-8,8%	-16,5%	-11,5%
Total Groupe	358,6	421,3	357,3	1137,2	342,5	412,6	360,4	1115,5	4,7%	2,1%	-0,9%	1,9%

	JCDecaux SA - Comptes Sociaux *(annual accounts)*								Variances *(variations)*			
	2002				2001							
	1er Trimestre (au 31/03/02)	2ème Trimestre (au 30/06/02)	3ème Trimestre (au 30/09/02)	9 mois (Cumul au 30/09/02)	1er Trimestre (au 31/03/01)	2ème Trimestre (au 30/06/01)	3ème Trimestre (au 30/09/01)	9 mois (Cumul au 30/09/01)	1er Trimestre 2002/2001	2ème Trimestre 2002/2001	3ème Trimestre 2002/2001	9 mois 2002/2001
	1st quater at 03/31/02	*2nd quater at 06/30/02*	*3rd quater at 09/30/02*	*9 months (agreggate at 09/30/02)*	*1st quater at 03/31/02*	*2nd quater at 06/30/02*	*3rd quater at 09/30/02*	*9 months (agreggate at 09/30/02)*	*1st quater 2002 vs 2001*	*2nd quater 2002 vs 2001*	*3rd quater 2002 vs 2001*	*9 months 2002/2001*
Total	143,7	151,1	130,4	425,2	165,0	163,1	143,9	472,0	-12,9%	-7,4%	-9,4%	-9,9%

FILE 82-5247

JCDecaux

JCDecaux wins Naples, Leicester and Cordoba worth €138 million

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 05/12/02 – JCDecaux SA (Euronext: DEC), the world number one in street furniture advertising and the largest outdoor group in Europe, announced today that it has won three new street furniture contracts for the cities of Naples in Italy, Leicester in the UK and Cordoba in Spain. The three contracts are for a total of 2,400 advertising panels and are forecast to generate combined advertising revenues of €138 million.

IGPDecaux, Italy's largest outdoor advertising company, has won a 15 year contract with the city of Naples, the third largest city in Italy with a population of 1.1 million. The bus shelter contract covers 1,000 advertising panels and is forecast to generate advertising revenues of € 46 million.

JCDecaux UK will provide the city of Leicester, the 12th largest city in the UK with a population of 390,000, with bus shelters and street furniture carrying public information. The 15 year contract covers 500 advertising panels and is forecast to generate advertising revenues of €28 million.

In Spain, JCDecaux has signed an 18 year contract with the city of Cordoba, the country's 14th largest city with a population of 320,000. The contract for bus shelters and street furniture carrying public information covers 900 advertising panels and is forecast to generate advertising revenues of €64 million.

Commenting on the new contracts wins, Jean-Charles Decaux, Chairman of the executive board and Co-CEO of JCDecaux said: *"Winning the contracts for Naples, Leicester and Cordoba confirms the strength of our street furniture offer as well as our ability to grow this business organically. The street furniture business continues to outperform the advertising market as a whole and these latest contract wins reinforce our position as the world leader in this market. They also extend our network in Western Europe, where JCDecaux is now present in 34 of the 50 largest cities.*

"The decision of the city of Naples to award IGPDecaux the contract to install and operate its bus shelters is a major step in the development of the Italian street furniture market; a young market with good growth potential.

"Winning the contract for Leicester gives JCDecaux a presence in 9 of the 15 largest cities in the UK, where we continue to take market share against our major competitors. With the major bus shelter contracts of Birmingham and London, currently managed by another operator, expected to be put up for tender next year, we have the opportunity to become the UK's market leader in outdoor advertising purely through organic growth.

"In Spain, where we are now present in 14 of the 15 largest cities, we have strengthened our position as the largest outdoor advertising company."

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

FILE 82-5247

JCDecaux

Key Figures on the JCDecaux Group:

- 2002 1st half revenues: €779.9 millions (€1.5 billion in 2001)
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (283 000 panels)
- N°1 worldwide in airport advertising (154 airports - 142 000 transport panels)
- N°1 in Europe for billboards (191 000 panels)
- 616 000 advertising panels in 40 countries
- 7,300 employees
- Present in 3,300 cities with over 10,000 inhabitants

For further information:

Contacts:

Press Relations	Financial Dynamics	Investor Relations
Raphaële Rabatel	Tim Spratt / Charles Palmer	Cécile Prévot
Tel: +33 (0) 1.30.79.34.99	Te: +44 207 831 3113	Tel: +33 (0) 1.30 79 79 93
raphaele.rabatel@jcdecaux.fr	charles.palmer@fd.com	cecile.prevot@jcdecaux.fr